UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 01, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights 03-January-2023
Exhibit No. 2	Notice of redemption and cancellation of Notes 05-January-2023
Exhibit No. 3	Publication of Final Terms 10-January-2023
Exhibit No. 4	Directorate Change 23-January-2023
Exhibit No. 5	Block listing Interim Review 30-January-2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 01, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

 3 January 2023

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 December 2022, Barclays PLC's issued share capital consists of 15,871,306,805 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,871,306,805 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

5 January 2023

Barclays PLC

Notice of Redemption and Cancellation of Listing to the Holders of

EUR  1,500,000,000 2.00 per cent. Fixed Rate Subordinated Callable Notes due 2028 (the "Notes")

ISIN: XS1678970291

NOTICE IS HEREBY GIVEN by Barclays PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 7 February 2023 (the "Redemption Date"), in accordance with Condition 10(c) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 7 February 2022 to, but excluding, the Redemption Date (the "Redemption Price"). Payment of the Redemption Price will be made on 7 February 2023 through the Clearing Systems. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 7 February 2023.

Should any holder of the Notes have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Exhibit No. 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of GBP 1,000,000,000 6.369 per cent. Fixed Rate Resetting Senior Callable Notes due 31 January 2031, issued under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2939M_1-2023-1-10.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 7 March 2022 (as supplemented by the prospectus supplements dated 24 May 2022, 29 July 2022, 3 October 2022 and 27 October 2022) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

                                                                                23 January 2023

Barclays PLC
Barclays Board changes

Barclays PLC ("Barclays" or the "Group") announces the following board and committee changes as part of the Board's longer term succession planning:

●	Julia Wilson to be appointed Chair of Barclays' Audit Committee.
●	Sir John Kingman to be appointed as a Non-Executive Director of Barclays and as Chair of Barclays Bank UK PLC (Barclays UK).
●	Marc Moses appointed as a Non-Executive Director of Barclays and Barclays Bank PLC.
●	Mike Ashley and Crawford Gillies to retire as Non-Executive Directors at the end of their tenure on the Barclays Board.

Mike Ashley and Crawford Gillies will each have completed nine years as Non-Executive Directors of Barclays by the time of the Barclays Annual General Meeting in May 2023. Mike will be retiring from Barclays at the conclusion of the AGM, and Crawford will be retiring shortly thereafter on 31 May 2023. Having joined the Board in 2013 and 2014 respectively, Mike and Crawford have supported Barclays through a period of significant change, both for the Group and for the industry, in the post financial crisis period and the Board would like to thank them for the significant contribution they have made to Barclays during their tenure.

Julia Wilson will succeed Mike as Chair of the Audit Committees of Barclays and Barclays Bank PLC with effect from 1 April 2023, subject to regulatory approval. Julia joined the Audit Committee of Barclays on her appointment to the Board in April 2021. Her time as a member of the Committee, together with her experience as former Group Finance Director at 3i Group plc and Chair of the Audit Committee of Legal & General Group plc (L&G) ideally place her to take up this important role. Julia will also join the Board of Barclays Bank PLC with effect from 1 April 2023.

Sir John Kingman has agreed to join the board of Barclays as a Non-Executive Director with effect from 1 June 2023. He will succeed Crawford Gillies as Chair of Barclays UK, the Group's ring-fenced bank, upon taking up his appointment, subject to regulatory approval. Sir John has a deep background in financial services, gained from his executive and non-executive career, and will bring the skills and experience required to make a material contribution to the Barclays Board, and to the Board of Barclays UK. His experience spans the public and private sector with his former roles including senior positions at HM Treasury, as the first Chief Executive of UK Financial Investments Ltd (UKFI), and as Global Co-Head of the Financial Institutions Group at Rothschild. Sir John is currently Chair of L&G. He stepped down as Chair of Tesco Bank on 22 January 2023.

In order to further reinforce the recent and relevant financial expertise on the Board, Marc Moses has agreed to join the Boards of Barclays and Barclays Bank PLC as a Non-Executive Director with effect from 23 January 2023. Marc will join the Audit and Risk Committees of Barclays and Barclays Bank PLC as an additional member on taking up his appointment. Marc brings a strong technical finance background with a deep knowledge of banking and financial services. His financial services experience extends to over 43 years in the industry, initially as a trader and then in senior executive roles as an Audit Partner at PwC, and Chief Financial Officer of JPMorgan Europe. He joined HSBC in 2005, and prior to retiring in 2019, was the Group Chief Risk officer and an Executive Director of HSBC Holdings plc.

There is no additional information required to be disclosed in relation to Sir John Kingman or Marc Moses pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.  For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

BLOCK LISTING SIX MONTHLY RETURN

Date:

 30 January 2023

Name of applicant :	BARCLAYS PLC
Period of return:	From 1 July 2022 - 31 December 2022
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan and Barclays Global Sharepurchase Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	44,034,446	37,571,534	8,776,355	20,676,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	17,214,180	10,904,338	0	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	26,820,266	26,667,196	8,776,355	20,676,400
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170